EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
March 31, 2022
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of March 31, 2022 and the related Condensed Consolidating Statements of Operations for the three months ended March 31, 2022 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	March 31, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$180,993	$45,602	$11,710	$—	$238,305
Investment securities at fair value	133,338	—	—	—	133,338
Accounts receivable - trade, net	—	29,873	12	—	29,885
Intercompany receivables	2,302	—	—	(2,302)	—
Inventories	—	97,991	—	—	97,991
Income taxes receivable, net	10,436	—	1,197	(11,633)	—
Other current assets	1,376	5,998	729	—	8,103
Total current assets	328,445	179,464	13,648	(13,935)	507,622
Property, plant and equipment, net	374	25,220	10,485	—	36,079
Investments in real estate, net	—	—	9,039	—	9,039
Long-term investment securities at fair value	49,799	—	—	—	49,799
Investments in real estate ventures	—	—	111,503	—	111,503
Operating lease right-of-use assets	4,363	5,727	43	—	10,133
Investments in consolidated subsidiaries	262,958	—	—	(262,958)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	16,501	61,379	3,004	—	80,884
Total assets	$662,440	$379,301	$147,722	$(276,893)	$912,570
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$52	$24	$—	$76
Intercompany payables	—	406	1,896	(2,302)	—
Income taxes payable, net	—	15,095	—	(11,633)	3,462
Current payments due under the Master Settlement Agreement	—	68,591	—	—	68,591
Current operating lease liability	1,839	1,982	39	—	3,860
Other current liabilities	39,517	97,915	2,529	—	139,961
Total current liabilities	41,356	184,041	4,488	(13,935)	215,950
Notes payable, long-term debt and other obligations, less current portion	1,399,601	30	—	—	1,399,631
Non-current employee benefits	60,852	8,312	—	—	69,164
Deferred income taxes, net	(4,596)	24,806	11,097	—	31,307
Non-current operating lease liability	3,671	4,214	—	—	7,885
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	2,208	26,672	1,370	(965)	29,285
Total liabilities	1,503,092	248,075	16,955	(14,900)	1,753,222
Commitments and contingencies
Total stockholders' (deficiency) equity	(840,652)	131,226	130,767	(261,993)	(840,652)
Total liabilities and stockholders' deficiency	$662,440	$379,301	$147,722	$(276,893)	$912,570

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Three Months Ended March 31, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$309,048	$3,252	$(258)	$312,042
Expenses:
Cost of sales	—	211,537	1,278	—	212,815
Operating, selling, administrative and general expenses	6,772	16,426	1,089	(258)	24,029
Litigation settlement and judgment expense	—	72	—	—	72
Management fee expense	—	3,375	—	(3,375)	—
Operating (loss) income	(6,772)	77,638	885	3,375	75,126
Other income (expenses):
Interest expense	(24,483)	(615)	—	—	(25,098)
Equity in losses from real estate ventures	—	—	(1,877)	—	(1,877)
Equity in losses from investments	(2,242)	—	—	—	(2,242)
Equity in earnings (losses) in consolidated subsidiaries	58,986	—	—	(58,986)	—
Management fee income	3,375	—	—	(3,375)	—
Other, net	(3,220)	2,097	1,659	(1,681)	(1,145)
Income before provision for income taxes	25,644	79,120	667	(60,667)	44,764
Income tax benefit (expense)	6,898	(19,361)	241	—	(12,222)
Net income	$32,542	$59,759	$908	$(60,667)	$32,542
Comprehensive income	$32,799	$59,779	$908	$(60,687)	$32,799